CONTACT:
                                                           James    M.
                                                           Roolf
          FOR IMMEDIATE RELEASE                        (630) 875-7452
                                             TRADED:   NASDAQ/NMS
                                             SYMBOL:   FMBI


                                 FIRST MIDWEST SPLITS STOCK 5-FOR-4 -
                                      INCREASES CASH DIVIDEND 19%



               ITASCA, IL., NOVEMBER 21, 1996--First  Midwest Bancorp, Inc.

          (NASDAQ/NMS:FMBI) today  announced  that its  Board of  Directors declared a five (5) shares for four (4) shares common stock split and increased the cash dividend by 19%.

               As a result of the stock split, shareholders of record as of

          December  1, 1996  will  receive one  additional  share of  First

          Midwest common stock for  every four shares owned.   Shareholders

          entitled  to  fractional shares  will  receive  cash  in lieu  of fractional certificates based on the average of the daily closing prices of the  Company's common  stock for the  five (5)  trading days immediately preceding  the record date of  December 1, 1996.

          The  new shares and any  cash in lieu  of fractional certificates will be issued on December 16, 1996.

               The new  cash dividend  of $.20 per  share will  be paid  on

          January  21, 1997 to shareholders of record on December 27, 1996.

          The  dividend will be paid both on current outstanding shares and newly issued shares as a result of  the stock split.  This is the second dividend increase declared in  1996 and the fifth increase in the last four years.

               Robert  P.  O'Meara,  President  and CEO  of  First  Midwest

          Bancorp, Inc. stated that "the 25% increase in outstanding shares resulting from the stock split should generate wider distribution and improved  marketability of  our shares while  the significant increase  in the cash dividend  is consistent with  our growth in earnings and future prospects".

               The common stock split and increase in cash dividend follows

          the  Company's  announcement  last   week  of  its  intention  to

          repurchase up to 900,000 or 6.6% of its shares outstanding.

               In other  matters, the  Board of  Directors fixed  April 16,

          1997 as the date of the 1997 Annual Shareholders Meeting.

               With  assets of  $3.1  billion, First  Midwest is  Illinois'

          third largest  bank holding company providing commercial banking,

          trust, investment  management and  mortgage services  in northern

          Illinois and eastern Iowa.





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